Exhibit 99.1

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3

2010 ANNUAL MEETING	Notice of Annual Meeting of Shareholders Management Information Circular Form of Proxy and Notes Thereto Financial Statement Request Form
Place:	The President’s Suite Albany Club of Toronto 91 King Street East Toronto Ontario M5C 1G3
Time:	4:30 p.m. (Toronto time)
Date:	Tuesday, May 11, 2010

OLYMPUS PACIFIC MINERALS INC.

CORPORATE DATA
Head Office
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3

Directors and Officers
David A. Seton –Chairman, Chief Executive Officer & Director
Jon Morda – Director
John A.G. Seton –Director
T. Douglas Willock –Director
Leslie Robinson – Director
Peter Tiedemann – Chief Financial Officer
Charles Barclay – Chief Operating Officer
Louis Montpellier (Gowling Lafleur Henderson LLP) – Corporate Secretary
Paul Seton – Senior Vice President, Commercial
James Hamilton – Vice President, Investor Relations
Russell Graham– Vice President, Finance Vietnam
S. Jane Bell – Vice President, Finance

Registrar and Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON  M5J 2Y1

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 550 Burrard Street
Vancouver, BC  V6C 2B5

Berns & Berns
767 Third Avenue
New York, NY  10017

Boyle & Co. LLP
1900 - 25 Adelaide Street East
Toronto, ON  M5C 3A1

Auditor Ernst & Young LLP Ernst & Young Tower, TD Centre 222 Bay Street Toronto, ON M5K 1J7
Listing Toronto Stock Exchange - Symbol: “OYM” Australian Securities Exchange – Symbol: “OYM” OTCBB (US) - Symbol: “OLYMF” Frankfurt Stock Exchange - Symbol: “OP6”

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON  M5C 1C3
(416) 572-2525

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the shareholders (the “Shareholders”) of Olympus Pacific Minerals Inc. (hereinafter called the “Company”) will be held in the President’s Suite, Albany Club of Toronto, 91 King Street East, Toronto, Ontario, on Tuesday, the 11th day of May 2010 at the hour of 4.30 in the afternoon (local time), for the following purposes:

1.
To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2.	To consider and, if thought fit, pass an ordinary resolution to elect Mr. Jon Morda as a director;

3.	To consider and, if thought fit, pass an ordinary resolution to elect Mr. Leslie Robinson as a director;

4.	To consider and, if thought fit, pass an ordinary resolution to set the term of office of the directors elected at the Meeting for a period of three years;

5.
For the purpose of Australian Stock Exchange (“ASX”) Listing Rule 7.4, to consider and, if thought fit, pass an ordinary resolution of the disinterested Shareholders of the Company, ratifying the creation, allotment and issuance of:

(a)
four year 9% unsecured subordinated convertible redeemable notes of the Company in the aggregate amount of $12,749,998.50 (the “Notes”) convertible into 30,357,140 common shares of the Company (the “Conversion Shares”) at a rate of $0.42 per Conversion Share (the “Conversion Price”);

(b)
15,178,559 share purchase warrants of the Company (the “Vested Warrants”), each Vested Warrant immediately exercisable until March 26, 2014 for the purchase of one common share of the Company (a “Vested Warrant Share”) at a price of $0.50 per Vested Warrant Share;

(c)
30,357,118 share purchase warrants of the Company (the “Vesting Warrants”), each Vesting Warrant only exercisable in the event of an early redemption of Notes, for the purchase until March 26, 2014 of two common shares of the Company (the “Vesting Warrant Shares”) at a price of $0.42 per Vesting Warrant Share; and

(d)
2,428,571 share purchase warrants of the Company (the “Agent’s Warrants”), each Agents Warrant  immediately exercisable for the purchase until March 26, 2014 of one common share of the Company (an “Agent’s Warrant Share”) at a price of $0.50 per Agent’s Warrant Share, all as more particularly described in the accompanying Management Information Circular;

6.
For the purpose of ASX Listing Rule 7.4, to consider and, if thought fit, pass an ordinary resolution of the disinterested Shareholders of the Company ratifying the creation, allotment and issuance of 951,703 common shares at  a deemed issue price of AUD$0.3355 (Australian dollars) per common share to Alchemy Securities Pty Ltd., as more particularly described in the accompanying Management Information Circular;

7.	For the purpose of ASX Listing Rule 10.14, to consider and, if thought fit, to pass an ordinary resolution of the disinterested Shareholders of the Company approving the issue of:

(a)
an aggregate of 3,000,000 incentive stock options to certain directors and officers of the Company, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of $0.42 per common share; and

(b)
an aggregate of 3,000,000 incentive stock options to certain directors and officers of the Company, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of $0.60 per common share;

as more particularly described in the accompanying Management Information Circular;

8.
For the purpose of ASX Listing Rule 7.1, to consider and, if thought fit, pass an ordinary resolution of the disinterested Shareholders of the Company approving the issue of 350,000 $0.42 incentive stock options and 350,000 $0.60 stock options to Louis Montpellier as more particularly described in the accompanying Management Information Circular;

9.
To consider and, if thought fit, to pass an ordinary resolution of the disinterested Shareholders re-approving the Company’s incentive stock option plan, as required every three years by the Toronto Stock Exchange (the “TSX”);

10.
For the purpose of TSX policies, to consider and, if thought fit, pass an ordinary resolution of the disinterested Shareholders of the Company approving an adjustment to the Conversion Price of the Conversion Shares issuable upon the conversion of the Notes in certain circumstances, as more particularly described in the accompanying Management Information Circular;

11.	To consider and, if thought fit, pass an ordinary resolution to appoint the auditors and to authorize the directors to fix their remuneration; and

12.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are a Management Information Circular, a form of Proxy and a Financial Statement Request Form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 9th day of April, 2010

BY ORDER OF THE BOARD
Signed:  “David A. Seton”
Chairman, Chief Executive Officer & Director

Olympus Pacific Minerals Inc.
Suite 500 – 10 King Street East
Toronto, ON
M5C 1C3

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at April 9, 2010 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Olympus Pacific Minerals Inc. (the “Company”) for use at the Annual Meeting of shareholders of the Company (the “Shareholders”) (and any adjournment thereof) to be held on Tuesday, May 11, 2010 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Management Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the form of proxy.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of the Company are “non-registered” Shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of  a clearing agency such as CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms) or CHESS Depository Nominees Pty. Ltd. (“CDN”).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Beneficial Shareholders (Other than CDI Holders)

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Information Circular and accompanying materials are being sent to both registered Shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBO’s.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

The Company’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

CDI Holders

A CDI is evidence of an indirect ownership in a common share. Holders of CDIs are non-registered or beneficial owners of the underlying common shares. The underlying common shares are registered in the name of CDN. As holders of CDIs are not the legal owners of the underlying common shares, CDN is entitled to vote at meetings of shareholders on the instruction of the registered holder of the CDIs.

As a result, registered holders of CDIs can expect to receive a voting information form (a “VIF”), together with the Meeting materials from Computershare Limited (“Computershare”), the CDI Registry in Australia. These VIFs are to be completed by holders of CDIs who wish to vote at the Meeting and returned to Computershare in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from registered holders of CDIs. If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary.

A registered holder of a CDI can request CDN to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attaching to the underlying common shares represented by the holders of CDIs. In such case, a holder the CDI may, as proxy, attend and vote in person at the Meeting.

If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Registered holders of CDIs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote. If you hold your interest in CDIs through a broker, dealer or other intermediary, you must in sufficient time in advance of the Meeting, arrange for your intermediary to change its vote through Computershare in accordance with the revocation procedure set out above.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted for or against or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                                       unlimited common shares without par value
Issued and Outstanding:                                                 322,685,184 (1) common shares without par value

Notes:
(1)	As at April 9, 2010

Only Shareholders of record at the close of business on April 6, 2010, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	98,419,184(1)(2)	30.50%

Notes:
(1)	As at the Record Date.

(2)
Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 13,000,000 are registered in the name of Vietnam Resource Investment (Holdings) Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited, 200,000 shares are registered in the name of Dragon Capital Management Limited and 8,739,583 are registered as Chess Depository Interests (CDI’s) and traded on the Australian Securities Exchange. Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are. Based upon information contained on its website, www.dragoncapital.com, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets.  Management is unaware of who are the beneficial owners of the Company’s Shares owned by Dragon Capital.

NOTICE TO HOLDERS OF CHESS DEPOSITORY INTERESTS (“CDIS”)

The Company was originally incorporated in the Province of Ontario on July 4, 1951 under the name of “meta Uranium Mines Limited.  The Company’s name was changed to “Metina Developments Inc.” on August 24, 1978.  The Company was then continued from the jurisdiction of Ontario into the province of British Columbia under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992.  The name of the Company was changed to its current name  of “Olympus Pacific Minerals Inc.” on November 29, 1996 and was continued from the jurisdiction of British Columbia into the Yukon Territory under the Business Corporations Act (Yukon) on November 17, 1997.  It was then continued from the Yukon Territory on July 13, 2006 and currently exists under and is governed by the laws of Canada. The Company is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 (Cth) dealing with the acquisition of shares. These chapters deal with substantial holdings, takeover bids, compulsory acquisitions, as well as certain rules on continuous disclosure. The Company is governed by applicable Canadian securities laws and the Canada Business Corporations Act (the “CBCA”) with respect to these matters. There are no limitations on the acquisition of securities of the Company under the CBCA. The Company is subject to rules applicable to takeover bid regulation under applicable Canadian securities laws, as well as rules relating to reporting requirements for shareholders holding 10% or more of the securities of the Company, under applicable Canadian securities laws.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors.  At the annual and special meeting of Shareholders held June 7, 2007 it was determined that the number of directors be fixed at five and to elect directors for terms ranging from one to three years.

The term of office of two of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Under the provisions of the CBCA directors may hold office for a term expiring not later than the close of the third annual meeting following the election. Shareholders will be asked to approve extended terms of office for directors elected for three years as described below. Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office for the term approved by the Shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Law No. 1 of the Company, or with the provisions of the CBCA.

At the Meeting, Shareholders will be asked to elect: Messrs. Jon Morda and Leslie Robinson to the Company’s board of directors, each for a term expiring at the third Annual Meeting of the Shareholders following the May 11, 2010 annual meeting.  At the annual meeting held May 29, 2009, Messrs. John Seton and T. Douglas Willock were elected each for a term expiring at the third annual meeting of the Shareholders following the date of the 2009 annual meeting; at the annual meeting of Shareholders held June 12, 2008, Mr. David A. Seton was elected for a term expiring at the third Annual Meeting of the Shareholders following the date of the 2008 annual  meeting.

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director (a “proposed director”) and their term of office, the province or city and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province or City and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
Nominees for Election as Directors for a Term Expiring on the third Annual Meeting following the May 11, 2010 Annual Meeting
Leslie Robinson(3)(4)(5)(6) Director Wellington, New Zealand	Former Director of Zedex Minerals Limited.	Since December 17, 2009	Nil
Jon Morda(4)(5) Director Ontario, Canada	Chartered Accountant; CFO of Alamos Gold, a mineral exploration and gold producing company listed for trading on the TSX.	Since August 16, 2005	19,500

Continuing Directors

Name, Position and Province or City and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
David A. Seton Chairman, Chief Executive Officer and Director Auckland, New Zealand	Chairman and Chief Executive Officer of Olympus Pacific Minerals Inc. and, at April 17, 2009, Director of Polar Star Mining Corporation, a mineral exploration and development company listed for trading on the Toronto Venture Exchange.	Since August 23, 1996 Term expires at 2012 annual meeting	23,334
John A. G. Seton(3)(6) Director Auckland, New Zealand
Lawyer; Executive Chairman and former director of Australian-listed Zedex Minerals Limited since October 23, 2003 until January 12, 2010 when the companies amalgamated; Chairman of New Zealand-listed SmartPay Limited; Chairman of The Mud House Wine Group Limited; Director of Manhattan Corporation Limited, a company listed on the ASX.

		Since July 7, 1999 Term expires at 2011 annual meeting	Nil
T. Douglas Willock (3)(4)(5)(6) Director Ontario, Canada	At April 17, 2009, President, Chief Executive Officer, and a Director of Polar Star Mining Corporation, a mineral exploration and development company listed for trading on the Toronto Venture Exchange; Formerly Vice President, Corporate Development, Exall Resources Limited from May 1, 2001 to December, 2006.	Since February 16, 2006 Term expires at 2011 annual meeting	91,000
Notes:
(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Denotes member of Corporate Governance Committee. As of December 17, 2009, Mr. Leslie Robinson is the Chair of the Corporate Governance Committee.
(4)	Denotes member of Compensation Committee. Mr. Willock is the Chair of the Compensation Committee.
(5)	Denotes member of Audit Committee. Mr. Morda is the Chair of the Audit Committee.
(6)	Denotes member of Nominating Committee. As of December 17, 2009, Mr. Leslie Robinson is the Chair of the Nominating Committee.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  This information is provided in Schedule “E” attached hereto with respect to the fiscal year ended December 31, 2009.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (each an “NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than  CAD$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the year ended December 31, 2009, the Company had seven NEO’s: David A. Seton, the Chairman and CEO; Peter Tiedemann, the CFO; Charles Barclay, the Chief Operations Officer;  Paul Seton, the Senior VP Commercial; James Hamilton, the VP Investor Relations; Russell Graham, the VP Finance Vietnam, and S. Jane Bell, the VP Finance.

Compensation Discussion and Analysis

The Company’s board of directors (the “Board”) is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers.  The Board ensures that total compensation paid to its NEO’s is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success.  The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long-term performance.

The Company’s compensation philosophy is based on the following fundamental principles:

1.	Compensation programs align with Shareholder interests – the Company aligns the goals of executives with maximizing long term Shareholder value;

2.	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company’s principal goal is to create value for its Shareholders.  The Company’s compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.  The executive compensation program is externally developed and is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  Incentive compensation is directly tied to corporate performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of Shareholders.

Compensation for each of the NEOs consists of a base salary, along with an annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

Annual Bonus

Senior managers are eligible for an annual incentive award.  Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior officers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the period.

Base Salary

The Committee approves ranges for base salaries for senior management of the Company based on reviews of market data from peer companies in the mineral exploration industry.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base salary to be paid to the Chairman and Chief Executive Officer, the Chief Financial Officer, the Vice President Exploration, the Chief Operations Officer, the Vice President Human Resources, the Vice President Investor Relations and Vice President, Finance Vietnam.  The Committee’s recommendations for such base salaries are then submitted for approval by the Board of the Company.

During financial year ended December 31, 2009, the Company did not award any increases in base salary of the NEOs in response to the subjective assessment of their respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.

The following table sets forth the compensation awarded, paid to or earned by the NEOs for the three most recently completed years of the Company.

SUMMARY COMPENSATION TABLE

	Year(1)	Salary(2) ($)	Share- based awards ($)		Non-equity incentive plan compensation				Total Compen- sation ($)
				Option- based awards(3) ($)	Annual incentive plans	Long- term incentive plans ($)	Pension Value ($)	All Other Compen- sation ($)
David A. Seton(4) Chairman and CEO	2009 2008 2007	240,000 240,000 180,000	N/A N/A N/A	1,501,899 198,990 945,000	180,000 12,000 137,874	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	1,921,899 450,990 1,262,874
Peter Tiedemann(7) Chief Finance Officer	2009 2008 2007	160,000 160,000 133,826	N/A N/A N/A	353,388 51,120 295,000	96,000 8,000 33,918	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	609,388 219,120 462,744
Paul Seton(6) Senior VP Commercial	2009	Nil	N/A	Nil	Nil	N/A	N/A	N/A	Nil
Charles Barclay(5) VP Operations	2009 2008 2007	175,000 175,000 150,479	N/A N/A N/A	353,388 46,860 163,000	105,000 8,750 56,739	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	633,388 230,610 370,218
James Hamilton(8) VP, Investor Relations	2009 2008	132,000 132,000	N/A N/A	265,042 38,280	59,400 6,600	N/A N/A	N/A N/A	N/A N/A	456,442 176,880
Russell Graham(9) VP, Finance Vietnam	2009 2008	142,000 142,000	N/A N/A	265,042 38,280	63,900 7,100	N/A N/A	N/A N/A	N/A N/A	470,942 187,380
Rodney Jones(10) VP. Exploration	2009 2008 2007	120,937 155,000 62,500	N/A N/A N/A	265,042 28,710 195,600	54,422 7,750 31,875	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	440,401 191,460 289,975
Huong Le-Dao(11) VP, Human Resources	2009 2008	150,000 50,000	N/A N/A	265,042 12,308	67,500 Nil	N/A N/A	N/A N/A	N/A N/A	482,542 62,308
S. Jane Bell(12) VP, Finance	2009	6,273	N/A	Nil	Nil	N/A	N/A	N/A	6,273

Notes:
(1)	Financial years ended December 31.
(2)	Amounts are in Canadian dollars.
(3)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end. Valued using the Black Scholes model*.
(4)	Mr. David Seton was appointed as CEO on February 4, 2008,
(5)	Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.
(6)	Mr. Paul Seton was appointed as Senior VP - Commercial on December 17, 2009 and commenced his contract on January 1, 2010.
(7)
Mr. Tiedemann was appointed VP – Corporate Affairs of the Company on March 17, 2008.  Prior to that, he was appointed  as CFO and Corporate Secretary on July 10, 2006. He was re-appointed CFO October 2, 2008

(8)	Mr. Hamilton was appointed VP, Investor Relations on March 17, 2008.
(9)	Mr. Graham joined as VP, Finance Vietnam on August 6, 2007
(10)	Mr. Jones ceased as VP, Exploration on December 31, 2009.
(11)	Ms. Le-Dao ceased as VP, Human Resources on December 31, 2009.
(12)	Ms. S. Jane Bell joined as VP – Finance on December 17, 2009.

* The value shown for these options is the accounting value at vesting date, the grant date fair value is as follows:  David Seton $340,000; Peter Tiedemann $80,000; Charles Barclay $80,000;  Russell Graham $60,000; Rodney Jones $60,000; Huong Le-Dao $60,000 and James Hamilton $60,000.

Long Term Compensation

The Company has no long-term incentive plans other than its incentive stock option plan (the “Plan”).  The Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Board believes that the Plan aligns the interests of the NEOs with Shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Options are determined by the Board.  In monitoring or adjusting the option allotments, the Board takes into account the level of options granted for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to Shareholder value, previous option grants and the objectives set for the NEOs.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•	the NEOs and others who are eligible to participate in the Plan;

•	the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period, if any, for each stock option;

•	the other material terms and conditions of each stock option grant; and

•	any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Plan.  The Board reviews and approves grants of options on an annual basis.

All of the NEOs are eligible to participate in the Company’s Plan.

Perquisites and Personal Benefits

The Company does not award perquisites or other personal benefits to its NEOs other than benefits integrally and directly related to the performance of the NEO’s duties.

Incentive Plan Awards – valued vested or awarded during the year

NEO Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

David A. Seton	Nil	Nil	180,000
Peter Tiedemann	Nil	Nil	96,000
Charles Barclay	Nil	Nil	105,000
James Hamilton	Nil	Nil	59,400

NEO Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Russell Graham	Nil	Nil	63,900
Rodney Jones	Nil	Nil	54,422
Huong Le-Dao	Nil	Nil	67,500
Paul Seton	Nil	Nil	Nil
S. Jane Bell	Nil	Nil	Nil

Outstanding share based awards and option based awards at December 31, 2009

The following table sets forth details outstanding share based awards and option based awards at December 31, 2009, for the NEOs.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option expiration date	Value of unexercised In-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David A. Seton	722,872	0.12	January 2, 2014	86,745	Nil	Nil
	1,809,000	0.40	January 1, 2013	Nil	Nil	Nil
	3,000,000	0.75	May 2, 2012	Nil	Nil	Nil
	1,000,000	0.32	September 29, 2010	Nil	Nil	Nil
	1,000,000	0.32	August 31, 2010	Nil	Nil	Nil
Peter Tiedemann	170,088	0.12	January 2, 2014	20,411	Nil	Nil
	426,000	0.40	January 1, 2013	Nil	Nil	Nil
	1,000,000	0.65	March 5, 2012	Nil	Nil	Nil
	100,000	0.51	July 18, 2011	Nil	Nil	Nil
Charles Barclay	170,088	0.12	January 2, 2014	20,411	Nil	Nil
	426,000	0.40	January 1, 2013	Nil	Nil	Nil
	500,000	0.65	August 15, 2012	Nil	Nil	Nil
	500,000	0.43	November 3, 2011	Nil	Nil	Nil
	500,000	0.36	January 25, 2011	Nil	Nil	Nil
James Hamilton	127,566	0.12	January 2, 2014	15,308	Nil	Nil
	319,000	0.40	January 1, 2013	Nil	Nil	Nil
	150,000	0.65	August 15, 2012	Nil	Nil	Nil
	150,000	0.32	November 22, 2010	Nil	Nil	Nil
	127,566	0.12	January 2, 2014	15,308	Nil	Nil
Russell Graham	319,000	0.40	January 1, 2013	Nil	Nil	Nil
	150,000	0.65	August 15, 2012	Nil	Nil	Nil
Paul Seton	Nil	N/A	N/A	N/A	N/A	N/A
S. Jane Bell	Nil	N/A	N/A	N/A	N/A	N/A

Each of the NEOs is engaged by the Company pursuant to an employment or management contract which sets out the NEO’s base compensation and other entitlements.

Pension Plan Benefits

The Company does not provide retirement benefits for directors or executive officers.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees.  The Company does not provide retirement benefits for directors or executive officers.

Termination and Change of Control Benefits

During the fourth quarter of 2009, the following changes occurred in senior management as a result of the amalgamation of Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited:  Mr. Paul Seton, who had been CEO of Zedex Minerals Limited, was appointed Senior Vice President, Commercial; Ms. S. Jane Bell, who had been CFO of Zedex Minerals Limited, was appointed Vice President Finance of the Company.

The Company currently has the following arrangement set forth below in place with respect to remuneration received or that may be received by the executive officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control etc.) or a change in responsibilities following a change of control.

The Company has entered into management contracts with its NEOs that provide for specific benefits in the event that executive’s employment is terminated as a result of resignation, retirement, change of control, or a change in responsibilities following a change of control.  A summary of these benefits follows.

Termination

The executive officer may terminate his/her management agreement (the “Management Agreement”) and the services being provided by it hereunder by giving the Company at least three (3) months’ prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the executive that the Company is waiving the full notice period and is permitting the agreement and the services of the executive to be terminated upon a date that is less than three months after the date of the executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all fees payable to the executive hereunder and all other obligations of the Company to the executive hereunder shall cease upon the date specified in the executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable.

The executive shall be entitled to terminate his/her Management Agreement immediately upon serving written notice to the Company in the event that:

1.	a receiver or liquidator is appointed in respect of the Company; or

2.
the Company fails to pay any moneys payable hereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the executive.

The Management Agreements also provide that they will terminate if certain objectives of the Company are met (“Set Objectives”) which are described in each executive’s Management Agreement.  In the event of termination of the Management Agreement upon achievement of the Set Objectives prior to the expiry of the Management Agreement’s term, the executive will be entitled to all remuneration and options he/she would have received had the Management Agreement remained in full force and effect for its term.

Pursuant to the Management Agreements referred to herein entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or change in the NEO’s responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2009, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation or Retirement	Termination without Cause	Change of Control
David Seton	Nil	$120,000	$600,000(1)
Peter Tiedemann	Nil	$80,000	$240,000(2)
Charles Barclay	Nil	$87,500	$262,500(2)
James Hamilton	Nil	$66,000	$132,000(3)
Russell Graham	Nil	$71,000	$142,000(3)
Paul Seton	Nil	Nil	Nil
S. Jane Bell	Nil	Nil	Nil
(1)           equivalent to 30 months’ salary
(2)           equivalent to 18 months’ salary
(3)           equivalent to 12 months’ salary

The Company may at any time terminate a Management Agreement and the engagement of the executive without cause. In this event the Company shall be obligated to pay the executive the amounts set out below. Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following:

(a)
the executive’s full fee through to the date of termination at the amount in effect at the time the Company’s Notice of Termination was given, the amount of any allowable expenses reimbursable, plus an amount equal to the amount, if any, of any bonuses previously made to the executive which have not been paid;

(b)	in lieu of further fees for periods subsequent to the date of the Company’s Notice of Termination, a payment:

(c)
equal to three (3) months of the executive’s then existing annual fees should termination occur within the first twelve (12) months from the date the executive commenced providing services to the Company; or

(i)
equal to six (6) months of the executive’s then existing annual fees should termination occur after the first twelve (12) months from the date the executive commenced providing services to the Company; and

(ii)
the executive’s options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Company’s Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the executive’s services shall be null and void.

The Company may at any time terminate the services of the executive and his/her Management  Agreement for any just cause that would in law permit the Company to, without notice, terminate the executive, in which event the executive shall not be entitled to the payment set forth above), but shall be entitled to receive the full amount of the executive’s fees due through to the date of the notice of termination.

The Management Agreement will be deemed to have been terminated by the Company if: without the written agreement of the executive, the nature of the duties, requirements and arrangements of the executive are substantially changed such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the executive for a publicly listed mining company, in which event the Company shall be obligated to provide the executive with a payment as described above.

Any termination by the Company shall be communicated by written Notice of Termination.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the executive’s engagement.

On an executive’s termination for any reason, the executive agrees to deliver up to the Company all equipment, all documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control.

The Management Agreement provides that the executive shall have a special right to terminate its engagement with the Company pursuant to the Section for Good Cause at any time within twelve (12) months of the Takeover of Control of the Company (as defined in the Management Agreement) by giving notice of its resignation in writing to the Board.  The notice of resignation must be in writing, must cite the Takeover of Control Provision, and must contain at least one month’s notice and not more than two (2) months notice.  The executive will not receive any payment unless a notice resignation is provided to the Company or a notice of termination is provided to Company.  The executive must exercise this right within twelve (12) months of the Takeover of Control.  The Company shall be obligated to provide the executive with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, and the date the executive actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following:

(a)
the executive’s fees through to the Date of Resignation at the amount of the executive’s then existing annual fee at the time notice of termination or notice of resignation was given, the amount of any reimbursable expenses, plus an amount equal to the amount, if any, of any bonuses previously made to the executive which have not been paid, accrued vacation and any other amounts due upon termination or resignation;

(i)
in lieu of further fees for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in the respective Management Agreement  at the rate of the executive’s then existing annual fee and incentive bonus; and

(ii)
in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the executive under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the executive, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of the Company’s common shares as reported on the TSX (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company as such term is defined in the Management Agreement; and

(iii)
the executive shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of the provisions regarding stock options, following the Date of Resignation.  The executive may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

(A)
in accordance with the Company’s stock option plan, the executive’s unvested options on shares of the Company shall immediately vest and the executive’s vested options on shares of the Company will expire within ninety (90) days of the Date of Resignation; and

(B)	the Company shall be relieved of any obligation in connection with termination of the executive’s engagement to make the payment as described therein.

(b)
The executive agrees to accept such compensation in full satisfaction of any and all claims the executive has or may have against the Company and the executive agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.

The executive shall not be required to mitigate the amount of any payment provided for under any paragraph of these termination provisions by seeking other engagement or otherwise nor shall the amount of any payment provided by the termination provisions be reduced by any other compensation earned by the executive as a result of engagement by another client after the date of termination or otherwise.

The Company shall have full rights to offset any money properly due by the executive to the Company against any amounts payable by the Company to the executive hereunder.

The executive will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

Performance Graph

The following chart compares the total cumulative Shareholder return on $100 invested in common shares of the Company on January 1, 2004 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

CUMULATIVE TOTAL SHAREHOLDER RETURNS
OLYMPUS PACIFIC MINERALS VS TSX COMPOSITE INDEX

	2004	2005	2006	2007	2008	2009
OYM	100	103	157	129	23	91
S&P/TSX Composite	100	122	140	150	97	127

Director Compensation

The Company paid a total of $276,085 to non executive directors of the Company during the most recently completed financial year.  In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units (the “DSUs”) whose value is based on the market value of the common shares.  Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.  The DSUs are paid out in cash upon retirement/resignation.  The value of the DSU cash payment changes with the fluctuations in the market value of the common shares.  Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the DSU payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  DSUs granted during the year ended December 31, 2009 totalled 482,760 units.  Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $213,621 as at December 31, 2009.  The DSU plan was discontinued as at April 1, 2010.

Name	Fees earned ($)	Share-based Awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Jon Morda	30,000	35,000	Nil	Nil	Nil	Nil	65,000
John Seton(1)	25,000	35,000	Nil	Nil	Nil	Nil	60,000
T. Douglas Willock	32,000	35,000	Nil	Nil	Nil	Nil	67,000
Kevin Flaherty(2)	21,188	Nil	Nil	Nil	Nil	62,897	84,085
Leslie Robinson	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
US$184,852 in legal and consulting fees was paid to Jura Trust and Spencer Enterprises Limited, both companies associated with John A.G. Seton, a director of the Company and Claymore Law, where John is a principal.

(2)	Mr. Flaherty ceased to be a director on August 5, 2009.

Schedule of Directors’ Fees

The fees payable to the directors of the Company are for their service as directors and as members of committees of the board of directors as follows:

Board or Committee Name	Annual Retainer	Meeting Stipend
Board of Directors	$25,000	Nil
Committee Chair	$5,000	n/a

In April 2008, the directors’ fees were set at a rate of $25,000 cash fees annually plus $35,000 of DSUs.  The Chair of any Board Sub Committee received a further cash fee of $5,000 in recognition of the greater responsibility.  Those rates did not change in 2009.  Mr. T. Douglas Willock received an additional annual stipend of $2,000 for additional duties serving as the Company’s Lead Independent Director in relation to the Zedex transaction for the year ended December 31, 2009.

Outstanding Option-Based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Jon Morda	180,000 350,000	0.32 0.65	31-08-2010 05-03-2012	n/a n/a
John Seton	500,000 1,000,000	0.32 0.75	31-08-2010 05-03-2012	n/a n/a
T. Douglas Willock	159,000 500,000	0.55 0.65	16-02-2011 05-03-2012	n/a n/a
Leslie Robinson	Nil	n/a	n/a	n/a

Incentive Plan Awards – Value Vested or Earning During The Year

The following table sets forth details of the value vested or earned by each director during the most recently completed financial year for each incentive plan award.

Name	Stock-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jon Morda	35,000(1)	30,000
John Seton	35,000(1)	25,000
T. Douglas Willock	35,000(1)	32,000
Leslie Robinson	Nil	n/a

(1) DSUs See Director compensation above for further particulars.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	18,212,496(1)	$0.50	14,002,557
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total:	18,212,496	$0.50	14,002,557

(1)	In addition, 712,070 DSU were outstanding at the year ended December 31, 2009. Subsequent to the year end, the Board has discontinued the DSU plan.

Stock Option Plan

The Company adopted the Plan, approved by directors on April 24, 2007, which was approved by the Shareholders of the Company at the Company’s annual and special meeting held on June 7, 2007 and must be reapproved every three years.  The purpose of the Plan is to provide an increased incentive for participants to contribute to the future success and prosperity of the Company.  The key features of the Plan are as follows:

Under the Plan, stock options may be granted to directors, officers, employees and consultants of the Company and its affiliates or subsidiaries.

The Plan is a form of “evergreen/rolling maximum” incentive stock option plan which provides for the maximum number of common shares reserved for issuance under such plan to be no more than 12% of the issued and outstanding shares at the time of any stock option grant.  In addition, the number of common shares subject to each option grant will be determined by the Board (or its duly appointed Compensation Committee) provided that any grant of options, may not result in the maximum number of common shares issuable:

(a)	to insiders of the Company, at any time, exceeding 10% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant;

(b)	to insiders within any one-year period exceeding 10% of the Company’s issued and outstanding common shares (on a non-diluted basis) on the date of grant;

(c)	to any one individual insider within a one-year period, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of the grant; and

(d)	to any non-employee directors, as a group, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of grant;

The exercise price of any options granted shall be determined by the Board of Directors and shall not be less than the volume weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the five trading days immediately prior to the date of grant (or, such other price required by the TSX) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (“Market Price” options may be exercisable for a period of time fixed by the Board of Directors, not to exceed a maximum of up to five years (and may be adjusted to 10 days if the expiry date falls with a blackout period imposed by the Company), such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan.  Options granted to any optionee who is a director, employee, consultant or management company employee must expire on the earlier of  (i) ninety (90) days after the optionee ceases to be in a least one of these categories, unless amended by the board to provide a longer period; or (ii) the date the option expires in accordance with its terms; or (iii) the date provided for in any employment or consulting agreement between such optionee and the Company, however Shareholder approval is required to be obtained should this cause options held by an optionee who is an insider of the Company to be extended beyond their original expiry. If an optionee ceases to be employed or retained by the Company for cause or if an optionee is removed from office as a director or becomes disqualified from being a director by law, any option or the unexercised portion thereof granted to such optionee shall terminate forthwith.

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or  the balance of the option period, which ever is earlier.

Options that expire during a period when the optionee is prohibited from trading the Company’s securities (a “blackout period”),  can be adjusted, without being subject to the approval of the Board of Directors or the Shareholders of the Company, to take into account any blackout period imposed on the Optionee by the Company as follows:

(a)
if the expiry date falls within a blackout period imposed on the Optionee by the Company, then the expiry date is the close of business on the 10th business day after the end of such blackout period (the “Blackout Expiration Term”); or

(b)
if the expiry date falls within two business days after the end of a blackout period imposed on the Optionee by the Company, then the expiry date is the date which is the Blackout Expiration Term reduced by the number of days between the original expiry date and the end of such blackout period. By way of example, Options whose expiry date is two business days after the end of the blackout period may be exercised for an additional eight business days.

Subject to the policies of the TSX, the Board of Directors may, at any time, without further action by its Shareholders, revise or amend the Plan or any option granted thereunder in such respects as it may consider advisable and, it may do so to:

(a)
ensure that the Options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an option or the Plan;

(c)	change termination provisions of an option provided, that the expiry date does not extend beyond the original expiry date;

(d)	reduce the exercise price of an option for a participant who is not an Insider, but in no case will it be lower than Market Price; and

(e)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an option or the Plan is properly expressed.

 However, specific disinterested Shareholder approval is required to reduce the exercise price of an option for an optionee who is an insider.

All option shares subject to an option become vested in the event of a take-over bid, change of control, arrangement or corporate organization.

The exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

Employee Bonus Share Program

In March 2006, the Company adopted a “trial” employee bonus share program that allowed employees to elect to take their bonus in either cash or double the cash amount in common shares (the “Employee Bonus Share Program” or the “Program”).  The Employee Bonus Share Program was ratified by the Shareholders of the Company on June 7, 2007 and must be further approved every three years.  The “trial” employee bonus share program was not considered successful and was discontinued at January 1, 2008.

The Program provided for the payment of bonuses to employees, at the election of the Company and when financially prudent to do so, at six month intervals (January and July of each year) and permitted employees to elect to take their pre-determined bonus in either cash or double the cash amount in common shares (the “bonus shares”) of the Company at a deemed value based on the volume weighted average trading price of the Company’s shares based on the Company’s share price on the five trading days prior to the bonus grant date.

All bonus shares were subject to a 12-month vesting period; and in the event a participant left their employment before the 12-month vesting period, the participant was entitled to the original amount of the cash bonus.  The bonus shares were granted from the Company’s existing pool of available stock options.  Under the Program, as at January 15, 2009, an aggregate of 366,600 bonus shares were issued to employees of the Company.  On the grant date, the fair value of these awards including the cash bonus was $176,600.  The Program was discontinued in January, 2008 and for the fiscal year ended December 31, 2009, the total compensation expense recognized for the Program was nil.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company, including the Company, that, while the person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)
was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
or within a year of the proposed director nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)
has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Effective January 12, 2010, pursuant to an amalgamation (the “Amalgamation”) of Zedex Minerals Limited (“Zedex”) and Olympus Pacific Minerals NZ Limited (“Olympus NZ”), a wholly-owned New Zealand incorporated subsidiary of the Company,  Olympus NZ and Zedex merged and Olympus NZ became the surviving legal entity which received all the property, assets and liabilities of Zedex (including all the Company’s shares formerly held by Zedex).  Under the terms of the Amalgamation, Zedex shareholders received one new share of the Company for every 2.4 Zedex shares held.  On February 5, 2010, after the Amalgamation, the Company was granted a listing of its shares on the ASX.  John Seton a director of the Company, was at the time of the Amalgamation, a director and  Executive Chairman of Zedex.  Paul Seton, a senior officer of the Company, was a director of Zedex at the time of the Amalgamation.  Please refer to the Amalgamation Proposal document that is filed on the Company’s profile on www.sedar.com for further particulars.

Other than as set forth above or elsewhere in this Management Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any Shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2009 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration.  Ernst & Young LLP were first appointed auditors of the Company on April 20, 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Ratification of Securities Issuances

Private Placement

On March 26, 2010, the Company closed a brokered private placement (the “Private Placement”) financing of approximately $12.75 million of units (the “Units”)  consisting of:

(a)
four year 9% subordinated convertible redeemable notes (the "Notes"), in the aggregate principal amount of $12,749,998.50 and convertible into common shares of the Company (the “Conversion Shares”) at a rate of $0.42 per Conversion Share;

(b)
15,178,559 share purchase warrants (the "Vested Warrants"), each Vested Warrant immediately exercisable until March 26, 2014 for the purchase of one common share of the Company (a “Vested Warrant Share”) at a price of $0.50 per Vested Warrant Share; and

(c)
30,357,118 share purchase warrants (the "Vesting Warrants"), each Vesting Warrant only exercisable in the event of an early redemption of the Notes for the purchase until March 26, 2014 of two common shares of the Company (the “Vesting Warrant Shares”) at a price of $0.42 per Vesting Warrant Share.

As partial consideration of the services of the agent under the Private Placement, the Company issued to the agent of the Private Placement, Europac Pacific Capital Inc. (the “Agent”) 2,428,571 share purchase warrants (the “Agent’s Warrants”), each Agent’s Warrant immediately exercisable until March 26, 2014 for the purchase of one common share of the Company (an “Agent’s Warrant Shares”) at a price of $0.50 per Agent’s Warrant Share.

ASX Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval provided the issue did not breach the 15% threshold under ASX Listing Rule 7.1.  The effect of such ratification is to restore a company’s maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring further Shareholder approval.

The directors are seeking ratification under ASX Listing Rule 7.4 of the creation and issue of the Notes, the Vested Warrants, the Vesting Warrants and the Agent’s Warrants in order to restore the right of the Company to issue further shares within the 15% limit during the next 12 month period.

The following information in relation to the Units is provided to Shareholders:

(a)	Notes in the aggregate principal amount of $12,749,998.50, 15,178,559 Vested Warrants, 30,357,118 Vesting Warrants and 2,428,571 Agent’s Warrants were created and issued;

(b)	the Units were issued at an issue price of $0.84 each. The Agent’s Warrants were issued as partial consideration for the Agent under the Private Placement;

(c)
the full terms and conditions of the Notes, the Vested Warrants, the Vesting Warrants and the Agent’s Warrants are set out in Schedule C of this Management Information Circular.  Shares issued upon conversion of the Notes, or upon exercise of the Vested Warrants, Vesting Warrants and Agent’s Warrants will rank equally in all respects with the Company's existing issued common shares;

(d)	the Notes, Vested Warrants and Vesting Warrants were issued to sophisticated clients of the Agent. These investors are unrelated to the Company. The Agent’s Warrants were issued to the Agent; and

(e)	funds raised from the issue will be used for the construction of a processing facility at the Company's high-grade Phuoc Son Mine in central Vietnam.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution ratifying the allotment, issuance and creation of the Notes, Vested Warrants, Vesting Warrants and Agent’s Warrants, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that for the purposes of ASX Listing Rule 7.4, :

(a)the creation, issuance and allotment by the Company of:

(i)
four year 9% subordinated convertible redeemable notes (the “Notes”), in the aggregate principal amount of $12,749,998.50 and convertible into common shares of the Company (the “Conversion Shares”) at a rate of $0.42 per Conversion Share, subject to adjustment;

(ii)
15,178,559 share purchase warrants (the “Vested Warrants”), each Vested Warrant immediately exercisable until March 26, 2014 for the purchase of one common share of the Company (a “Vested Warrant Share”) at a price of $0.50 per Vested Warrant Share;

(iii)
30,357,118 share purchase warrants (the “Vesting Warrants”), each Vesting Warrant only exercisable in the event of an early redemption of the Notes for the purchase until March 26, 2014 of two common shares of the Company (the “Vesting Warrant Shares”) at a price of $0.42 per Vesting Warrant Share; and

(iv)
2,428,571 share purchase warrants (the “Agent’s Warrants”), each Agent’s Warrant exercisable for the purchase until March 26, 2014 of one common share of the Company (an “Agent’s Warrant Share”) at a price of $0.50 per Agent’s Warrant Share, is hereby ratified.”

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by any person who participated in the Private Placement and the Agent, and any associate of such parties. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Amalgamation

On November 10, 2009, the Company entered into an amalgamation implementation agreement with Zedex pursuant to which Olympus NZ, the Company’s wholly-owned subsidiary and Zedex agreed to amalgamate under Part XIII of the New Zealand Companies Act 1993.  RFC Corporate Finance Ltd (“RFC”), a wholly-owned subsidiary of RFC Group Limited, acted as the Company’s corporate advisers under the Amalgamation.

Subsequent to the completion of the Amalgamation, the Company and RFC agreed that the Company would issue 951,703 common shares to RFC in lieu of AUD$319,335 (Australian dollars (“AUD”)) owed to RFC by the Company for corporate advisory fees relating to the Amalgamation.  It was agreed that the common shares would be issued to Alchemy Securities Pty Ltd, a wholly owned subsidiary of RFC Group Limited.

As noted above, ASX Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval provided the issue did not breach the 15% threshold under ASX Listing Rule 7.1.  The effect of such ratification is to restore a company’s maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring further Shareholder approval.

The directors are seeking ratification under ASX Listing Rule 7.4 of the creation and issue of common shares to Alchemy Securities Pty Ltd, in order to restore the right of the Company to issue further shares within the 15% limit during the next 12 month period.

The following information in relation to the common shares issued to Alchemy Securities Pty Ltd is provided to Shareholders :

(a)	951,703 common shares were allotted and issued;

(b)	the common shares were issued at an deemed issue price of AUD$0.3355 each;

(c)	the common shares issued were fully paid ordinary shares in the capital of the Company and rank equally in all respects with the Company’s existing issued common shares;

(d)	the common shares were issued to Alchemy Securities Pty Ltd, an unrelated party of the Company; and

(e)	no funds were raised from the issue of the common shares.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution ratifying the allotment, issuance and creation of the common shares to Alchemy Securities Pty Ltd., such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that for the purposes of ASX Listing Rule 7.4, the creation, issuance and allotment by the Company of  951,703 common shares of the Company at a deemed issue price of AUD$0.3355 per common share to Alchemy Resources Pty Ltd is hereby ratified.”

For the purposes of the above, the Company will disregard any votes cast on foregoing resolution by Alchemy Securities Pty Ltd. and any associate of Alchemy Securities Pty Ltd.   However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Approval of Stock Option Grants to Directors

Pursuant to the terms of the Plan, the Company intends to grant options (the “$0.42 Options”) to purchase up to 3,000,000 common shares of the Company at an exercise price of $0.42 per share and expiring on April 1, 2015, to the following directors of the Company:

Name of Optionee	Position of Optionee	No. of Optioned Shares
Jon Morda	Director	750,000
Leslie G. Robinson	Director	750,000
John A. G. Seton	Director	750,000
T. Douglas Willock	Director	750,000
Total:		3,000,000

In addition, pursuant to the terms of the Plan, the Company intends to grant options (the “$0.60 Options” and together with the $0.42 Options, the “Options”) to purchase up to 3,000,000 common shares of the Company at an exercise price of $0.60 per share and expiring on April 1, 2015, to the following directors of the Company:

Name of Optionee	Position of Optionee	No. of Optioned Shares
Jon Morda	Director	750,000
Leslie G. Robinson	Director	750,000
John A. G. Seton	Director	750,000
T. Douglas Willock	Director	750,000
Total:		3,000,000

ASX Listing Rule 10.14 requires Shareholder approval by ordinary resolution for an issue by a listed company of securities to a director under an employee incentive scheme.  Accordingly, ASX Listing Rule 10.14 requires Shareholders to approve the issue of the above noted Options to the individuals identified above.

The directors are therefore seeking approval under ASX Listing Rule 10.14 of the issuance of the Options.   The following information in relation to the issue of the Options is provided to Shareholders:

(a)	the Options will be granted to Messrs. Morda, Robinson, Seton and Willock as noted above;

(b)	the maximum number of Options to be granted is 6,000,000;

(c)	the Options will be issued for no consideration;

(d)	no funds will be raised by the issue of the Options;

(e)	the Options will be exercisable for an aggregate of 3,000,000 common shares of the Company at an aggregate price of either $0.42 or $0.60 as noted above;

(f)	all NEO's are entitled to participate in the Plan but for the purposes of this resolution at this time the Company is only seeking to grant the Options to Messrs. Morda, Robinson, Seton and Willock;

(g)	details relating to the granting of options under the Plan to certain directors since 2007 can be found under the heading “Statement of Executive Compensation – Summary Compensation Table”;

(h)	the Options will be granted on a date being no later than 12 months after the date of Shareholder approval of the below resolution; and

(i)
the terms and conditions governing the Options are set out in the form of option agreement attached hereto as Schedule “D” and in the Plan described under “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution approving the issuance of the Options, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)
for the purposes of ASX Listing Rule 10.14, the Company be and is hereby authorized to grant and issue to Jon Morda, Leslie G. Robinson, John A. G. Seton and T. Douglas Willock, an aggregate of 3,000,000 $0.42 Options and an aggregate of 3,000,000 $0.60 Options,  each exercisable at $0.42 and $0.60, respectively, on or before April 1, 2015; and

(b)
any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents  that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by Jon Morda, Leslie G. Robinson, John A. G. Seton and T. Douglas Willock or their associates. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Approval of Stock Option Grants to Louis Montpellier

Pursuant to the terms of the Plan, the Company intends to grant 350,000 $0.42 Options and 350,000 $0.60 Options to Louis Montpellier, the Corporate Secretary of the Company.

ASX Listing Rule requires Shareholder approval for the proposed issue of securities in the Company.  ASX Listing Rule 7.1 broadly provides, subject to certain exceptions, that Shareholder approval is required for any issue of securities by a listed company, where the securities proposed to be issued represent more than 15% of the Company's securities then on issue.

The following information in relation to the issue of $0.42 Options and $0.60 Options to Louis Montpellier is provided to Shareholders:

(a)	the $0.42 Options and the $0.60 Options will be issued to Louis Montpellier, the Corporate Secretary of the Company;

(b)	the maximum number of options to be granted to Louis Montpellier is 350,000 $0.42 Options and 350,000 $0.60 Options;

(c)	the $0.42 Options and the $0.60 Options will be issued for no consideration;

(d)	no funds will be raised by the issue of the $0.42 Options and the $0.60 Options;

(e)	the Options will be exercisable for an aggregate of 700,000 common shares at an exercise price of either $0.42 or $0.60 as noted above;

(f)
the Company will allot and issue the $0.42 Options and $0.60 Options no later than 3 months after the date of the Meeting, unless otherwise extended by way of ASX granting a waiver to the ASX Listing Rules;

(g)	the $0.42 Options and the $0.60 Options will be allotted on one date;

(h)	shares issued upon exercise of the Options will rank equally in all respects with the Company's existing issued common shares; and

(i)
the terms and conditions governing the Options are set out in the form of option agreement attached hereto as Schedule “D” and in the Plan described under “Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plan”.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution approving the issuance of the Options to Louis Montpellier, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)
for the purposes of ASX Listing Rule 7.1, the Company be and is hereby authorized to grant and issue to Louis Montpellier, an aggregate of 350,000 $0.42 Options and an aggregate of 350,000 $0.60 Options,  each exercisable at $0.42 and $0.60, respectively, on or before April 12, 2015; and

(b)
any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents  that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

For the purposes of the above, the Company will disregard any votes cast on the foregoing resolution by Louis Montpellier or his associates.  However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Approval of Conversion Price Adjustment for Conversion Shares

Pursuant to the terms and conditions of the certificates representing the Notes, in the event that the Company at anytime prior to September 26, 2011, issues or sells any additional common shares (the “Additional Shares”) (other than pursuant to securities convertible or exercisable into common shares granted or issued prior to March 26, 2010) or any securities convertible into common shares of the Company (the “Convertible Securities”): (i) at a price, in the case of the Additional Shares, per Additional Share less than $0.30; or (ii) having a conversion price, in the case of the Convertible Securities, less then the applicable Conversion Price then in effect, or if, after any such issuance of such Convertible Securities, the conversion price of such Convertible Security is amended or adjusted to a price less than the applicable Conversion Price in effect at the time of such amendment or adjustment; then the Conversion Price upon each such issuance shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Conversion Price then in effect by a fraction:

(a)
the numerator of which shall be equal to the sum of (x) the number of shares of common shares outstanding immediately prior to the issuance of such Additional Shares plus (y) the number of common shares (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares so issued would purchase at a price per share of $0.30;

(b)	the denominator of which shall be equal to the number of common shares outstanding immediately after the issuance of such Additional Shares;

(the “Conversion Price Adjustment Provision”).

The Company shall not be required to make any adjustment to the Conversion Price pursuant to the foregoing, in connection with securities of the Company issued: (i) in connection with a merger, acquisition or consolidation, (ii) in connection with bona fide joint venture, strategic license or similar business partnering arrangements (provided that the transaction or arrangement is not primarily for the purpose of raising capital from person whose primary business is investing in securities), (iii) upon exercise of the Vested Warrants and Vesting Warrants; (iv) upon exercise of the Agent’s Warrants; (v) upon the exercise, exchange or conversion of any securities outstanding on March 26, 2010 that are exercisable or exchangeable for, or convertible into, common shares of the Company;  and (vi) in connection with any share split, share dividend, recapitalization or similar transaction by the Company for which adjustment is made pursuant to Note terms.

As required by the TSX, the Conversion Price Adjustment Provision shall only become effective if the Conversion Price Adjustment Provision is approved by the Shareholders of the Company by ordinary resolution, excluding votes attached to shares held by Shareholders of the Company who also hold Notes.  Upon the approval of the Conversion Price Adjustment Provision, the effectiveness of the provision will be retroactive to the date of issuance of the Notes (being March 26, 2010). Should the Shareholders not approve the Conversion Price Adjustment Provision, the provision will have no force and effect.  The directors are therefore seeking approval of the Conversion Price Adjustment Provision.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution approving the Conversion Price Adjustment Provision, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)	as required by the TSX, the Conversion Price Adjustment Provision of the terms of the Notes be and is hereby approved and authorized; and

(b)
any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents  that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

For the purposes of the above, the Company will disregard any votes cast on foregoing resolution by Shareholders of the Company who are also Note holders.

Pursuant to a voting agreement dated March 26, 2010 between Mr. John Seton, Mr. David Seton and the Agent under the Private Placement, Mr. J. Seton and Mr. D. Seton agreed to vote in favour of the Conversion Price Adjustment Provision.

Re-Approval of Stock Option Plan

The Company implemented the Plan which was approved by the Shareholders at the annual meeting held on June 7, 2007.  Per the requirements of the TSX, the Company is required to obtain Shareholder approval of the Plan every three years.

The disinterested Shareholders will be asked to pass an ordinary resolution re-approving the Plan in its current form, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)	all unallocated options under the Company’s stock option plan (the “Plan”) be and are hereby approved;

(b)	the Company have the ability to continue granting options under the Plan, until May 11, 2013, a date that is three (3) years from the date where Shareholder approval is being sought; and

(c)
any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents  that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

In the event the Shareholders do not ratify the Plan:

•	the existing options will continue unaffected until the expiry date or date of cessation as set out in the respective option agreements; and

•	previously granted options, that are cancelled prior to exercise or if they expire unexercised will not be available for re-grant.

A summary description of the Plan is provided above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”.  The Plan is a rolling 12% plan under TSX policies and the maximum aggregate number of Common Shares available for issuance under the Plan at any time is 12% of the outstanding Common Shares, less any Common Shares reserved for issuance under share compensation arrangements other than the Plan.  A copy of the Plan will be available for viewing up to the date of the Meeting at the Company’s offices at Suite 500, 10 King Street East, Toronto, Ontario and at the Meeting.  In addition, a copy of the Plan will be mailed free of charge, to any holder of Common Shares who requests a copy from the Secretary of the Company.  Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Unless otherwise directed, the persons named in the enclosed Proxy intend to vote for the foregoing resolutions.

ANY OTHER MATTERS

Pursuant to the CBCA, proposals intended to be presented by Shareholders for action at the 2011 Annual Meeting must comply with the provisions of the CBCA and be deposited at the Company’s head office not later than February 5, 2011 in order to be included in the Information Circular and form of proxy relating to such Meeting.

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Management Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Management Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – Olympus Pacific Minerals Inc.”.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting James Hamilton, VP Investor Relations, at 10 King Street East, Suite 500, Toronto, ON  M5C 1C3 (Phone: (416) 572-2525).

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

	Corporate Governance Disclosure Requirement		The Company’s Approach
1.	Board of Directors –
(a)	Disclose identity of directors who are independent.	(a)
The Company’s three independent directors are Leslie Robinson, Jon Morda and T. Douglas Willock.  Mr. Kevin Flaherty served as an independent director of the Company from June 7, 2007 to August 5, 2009.

(b)	Disclose identity of directors who are not independent and describe the basis for that determination.	(b)
The Company’s non-independent directors are David A. Seton and John A.G. Seton.  David A. Seton is non-independent insofar as he holds a senior executive position with the Company and John A.G. Seton is non-independent because an immediate family member holds a senior executive position within the Company.

(c)
Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

		(c)	The board is presently composed of three independent directors and two non-independent directors.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d)
The following directors are presently also directors of the following other reporting issuers:
David A. Seton:  Polar Star Mining Corporation.
John A.G. Seton:  SmartPay Limited,  formerly Zedex Minerals Limited until the date of Amalgamation with Olympus and Manhattan Corporation Limited.
T. Douglas Willock:  Polar Star Mining Corporation and Pinestar Gold Inc.
Leslie Robinson:  Formerly Zedex Minerals Limited until the date of Amalgamation with Olympus.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
(e)
The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance.  The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Corporate Governance Disclosure Requirement	The Company’s Approach

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)
The board presently does not have an independent director as the chair of the board.  Mr. David A. Seton, the Company’s Chairman and CEO, generally chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	(g)
The Company has held 10 board meetings (9 in 2009 and 1 in 2010) since the beginning of its most recently completed financial year.  The attendance record for its five directors is:  David A. Seton (10/10), Kevin Flaherty (3/4), Jon Morda (10/10), John Seton (9/10), T. Douglas Willock (10/10), and Leslie Robinson (2/2).
Messrs. Flaherty and Robinson have had his respective total meeting number adjusted to reflect the term of his directorship.  Refer to item 1.a) in this schedule.

2.	Board Mandate –
	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		A copy of the board’s written mandate is attached to the Management Information Circular as Schedule “B”.
3.	Position Description –
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)
The board has not developed written position descriptions for the chair and the chair of each board committee.  The chair of each of the Audit, Compensation, Corporate Governance and Nominating Committees, acts within the parameters set by their respective committee mandates.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
(b)
The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management’s responsibilities.  The board has undertaken a formal review and development of position descriptions and is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

4.	Orientation and Continuing Education –
(a)	Briefly describe what measures the board takes to orient new directors regarding i.The role of the board, its committees and its directors, and ii.The nature and operation of the issuer’s business	(a)
The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the Chairman and CEO.

Corporate Governance Disclosure Requirement	The Company’s Approach

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
(b)
The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.

5.	Ethical Business Conduct –
(a)
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
i.Disclose how a person or company may obtain a copy of the code;
ii.Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
iii.Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
(a)
The board has adopted a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of the Company. A copy of the Code has been filed under the Company’s profile on SEDAR (www.sedar.com).
The board monitors compliance with the Code.  Under the Code, any officer, director or employee of the Company who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chairman of the Corporate Governance Committee.
The Board has not granted any waiver of its Code in favour of a director or executive officer during 2009 or during the past 12 months and accordingly no material change report has been required.

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
(b)
Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.
A thorough discussion of the documentation related to a material transaction is required for review by the board, particularly independent directors.

(c)	Describe any other steps that the board takes to encourage and promote a culture of ethical business conduct.	(c)
 The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. In addition every employee is required to acknowledge he or she has reviewed the Code as a condition of employment.

6.	Nomination of Directors -
(a)	Describe the process by which the board identifies new candidates for board nomination	(a)
As noted in more detail below, the mandate of the Nominating Committee establishes the criteria for board membership, including recommending composition of the board.  While the Nominating Committee has the primary responsibility for identifying prospective board members, all qualified candidates proposed by management or others are considered as well.  At the present time, the Nominating Committee does not and has not required the assistance of an executive search firm for the identification of candidates for nomination as directors; however, the Committee has the ability to engage such a service as it sees fit.

Corporate Governance Disclosure Requirement	The Company’s Approach

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
(b)
The Board has a Nominating Committee, two of the three members of which are independent directors.  To encourage an objective nomination process the board, in considering potential nominees, takes into account the current size and composition of the board, the ability of the individual candidate to contribute to the effective management of the Company, the ability of the individual to contribute sufficient time and resources to the board, the current and future needs of the Company, the individual’s direct experience in the mining industry, the individuals direct experience with public companies, the individual’s skills and knowledge and the skills and knowledge of existing members of the board.  The nominee must not have a significant conflicting public company association.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c)
The overall purpose of the Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by establishing criteria for board and committee membership, recommending composition of the board and its committees and, as circumstances arise, assessing directors’ performance.  The duties and responsibilities of the Nominating Committee are as follows:

(i) in consultation with the board to establish criteria for board membership and recommend board composition;
(ii) as circumstances require, to assess the performance and contribution of individual directors; and
(iii) to propose to the board, annually, the members proposed for re-election to the board and identify and recommend new nominees for the board.

7.	Compensation --
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers	(a)
The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  As at April 1, 2008, Non-executive directors are paid a flat cash fee of $25,000 per year and $35,000 equivalent of Deferred Share Units (DSUs).  Additional fees,. as approved by the Board, for the provision of additional services may be paid.  The Board Sub Committees’ Chairs receive a further $5,000 of cash fees in recognition of the additional responsibilities.  The Company’s Compensation Committee reviews the amounts and effectiveness of stock-based compensation.  There was no change to the level of compensation to directors in the 2009 year.

Corporate Governance Disclosure Requirement	The Company’s Approach

Each director is required to acquire and maintain a shareholding of common shares in the capital of the Company equal to four (4) times the value of their annual cash retainer within five (5) years of being elected or being appointed to the Board. The grants of DSUs are eligible to count towards meeting mandatory share ownership requirements.  The Compensation Committee will review the shareholdings of each director on an annual basis and report back to the Board.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b)	The Board has a Compensation Committee composed of three independent directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c)
The Compensation Committee’s primary responsibility is to make recommendations for approval by the Board regarding remuneration of directors and executive officers.  The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.  The Compensation Committee meets as required but at least twice per year to review and set remuneration.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
		(d)	N/A
8.	Other Board Committees –
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.
In addition to the Audit Committee and the Compensation Committee, the Company has a Corporate Governance Committee and Nominating Committee which is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the board and Shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders.  Refer to Item 6(c) for information relating to the Company’s Nominating Committee.

9.	Assessments –

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Audit Committee, as part of their quarterly review, assesses the effectiveness of the board and its independence.  The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the board and management and reviews whether management is following the mandated strategic direction as set out in the board’s direction and management milestones.
The board assesses the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.
Officers and directors communicate with Shareholders on an ongoing basis, and Shareholders are regularly consulted on the effectiveness of board members and senior staff.

SCHEDULE “B”

OLYMPUS PACIFIC MINERALS INC.
(THE “COMPANY)

BOARD MANDATE

The Board of Directors (the “Board”) of Olympus Pacific Minerals Inc. (the “Company”) shall have the oversight responsibility, authority and specific duties as described below.

Under the Canada Business Corporations Act, the directors of the Company are required to manage, or supervise the management of, the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company.  In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board is responsible for supervising the conduct of the Company’s affairs and the management of its business.  This includes setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation.  Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board needs to be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the Shareholders, and that the arrangements made for the management of the Company’s business and affairs are consistent with the Board’s duties described above.  The Board is responsible for protecting Shareholder interests and ensuring that the interests of the Shareholders and of management are aligned.  The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives.  The Board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues.  At least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

The Board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks.   This review takes place in conjunction with the Board’s review of operations and risk issues at each Board meeting, at which time the Board assesses the systems established to manage those risks.  Directly and through the Audit Committee, the Board also assesses the integrity of the internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers.  Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business.

The Board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.  The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address Shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by Shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit.  Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Corporate Governance and Nominating Committee to do so.

The roles of each of the Chairman and the Chief Executive Officer will be as set forth in position statements as may be established by the Board from time to time.

This Mandate will be reviewed periodically by the Board of the Company and supplemented as required from time to time.

The Roles of the Board of Directors

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management.  Specific responsibilities include the following:

1.	Approving the issuance of any securities of the Company.

2.	Approving the incurrence of any debt by the Company outside the ordinary course of business.

3.	Reviewing and approving the annual and quarterly capital and operating budgets.

4.	Reviewing and approving major deviations from the capital and operating budgets.

5.
Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

6.	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

7.	Reviewing and approving the Company’s strategic plans, adopting a strategic planning process and monitoring the Company’s performance.

8.	Reviewing and approving the Company’s incentive compensation plans.

9.
Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

10.
Appointing Nominating and Corporate Governance Committee, an Audit Committee, a Compensation and Benefits Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

11.	Nominating the candidates for the Board to the Shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

12.	Ensuring an appropriate orientation and education program for new directors is provided.

13.	Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

14.	Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

15.	Ensuring that the directors that are independent of management have the opportunity to meet regularly.

16.	Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

17.
Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

18.
Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

19.	Ensuring policies and processes are in place to ensure the integrity of the Company’s internal control, financial reporting and management information systems.

20.
Ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

21.	Exercising direct control during periods of crisis.

22.	Serving as a source of advice to senior management, based on directors’ particular backgrounds and experience.

23.	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

24.	Ensuring evaluations of the Board and committee are carried out at least annually.

Organization of the Board of Directors

Independence:
The Company intends to monitor best practices recommendations and to fully comply with the corporate governance requirements relating to the composition and independence of board and committee members under applicable legislation and stock exchange rules by the date of the effectiveness of such legislation and rules or earlier and, through the Nominating and Corporate Governance Committee, to identify additional qualified board candidates where required to meet such requirements.  Consider flexibility not to fully comply and note reasons in AR.

Fees:	The Board shall establish guidelines for determining the form and amount of director compensation.

Committees:
The Company has an Audit Committee, a Compensation and Benefits Committee and a Nominating and Corporate Governance Committee.  The Company will have such other committees of the Board as may be required from time to time.

Meetings

The Board holds regular annual and quarterly meetings.  Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities.  As part of the annual and quarterly meetings, the  outside directors also have the opportunity to meet separate from management.  Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience.  Each director shall review all Board meeting materials which shall be sent to him 10 days in advance of each meeting and shall make all reasonable efforts for attendance at all Board and Board Committee meetings.

SCHEDULE "C"

OLYMPUS PACIFIC MINERALS INC.

PRIVATE PLACEMENT OF SUBORDINATED UNSECURED CONVERTIBLE REDEEMABLE NOTES

TERM SHEET

This draft term sheet summarizes the principal terms of a proposed private placement of subordinated unsecured convertible redeemable notes of Olympus Pacific Minerals Inc. This draft term sheet does not create a binding offer or a binding agreement, is confidential and for discussion purposes only. No agreement shall exist regarding any transaction discussed below unless and until definitive documentation is negotiated, approved, executed and delivered by the appropriate parties noted herein.

Issuer:	Olympus Pacific Minerals Inc. (the "**Company**").
Agent:	Euro Pacific Capital Inc. (the "**Agent**").
Issue:	Units (each a "**Unit**" and collectively, the "**Units**") consisting of CDN$0.84 principal amount of 9% Subordinated Unsecured Convertible Redeemable Notes (the "**Notes**" and collectively, the "**Notes**") and (ii) two (2) separate common stock purchase warrants, the first of which (the "**Vested Warrant**") is fully vested and immediately exercisable for the purchase one (1) share of Common Stock (a "Common Share") at an exercise price of CAD $0.50 per underlying warrant share, and the second of which (the "**Vesting Warrant**" and together with the Vested Warrant, the "**Warrants**") is exercisable, subject to vesting upon Early Redemption (as defined below), for the purchase of two (2) Common Shares at an exercise price of CAD $0.42 per underlying warrant share. Units will be issued in minimum denominations of CDN$1,000 and the minimum investment is CDN$50,000.
Amount:	A minimum of CDN$10 million (the "**Minimum Amount**"), and a maximum of CDN$12.75 million (the "**Maximum Amount**") of Units on or before the closing of the transactions contemplated by this term sheet (the "**Closing**").
Purchase Price:	CDN$0.84 per Unit.
Closing and Maturity Dates:	The Closing will occur on or before March 31, 2010 (the "**Closing Date**") and the maturity date (the "**Maturity Date**") will be the fourth (4th) anniversary of the Closing Date.
Interest Rate:	9% per annum, payable semi-annually in arrears in Canadian dollars on July 15 and January 15. The 1st payment will be on July 15, 2010, which will represent accrued interest for the period from Closing to July 15, 2010.

50638292.1

Use of Proceeds:	The net proceeds to the Company will be used to acquire mining equipment, develop underground access to mineralized zones and upgrade certain plant circuits at the Company's Phuoc Son and Bong Mieu mines in Vietnam and Bau mine in Malaysia, and for general exploration and corporate purposes.
Conversion:	The holders of the Notes (the "**Holders**") will have the right to convert all or part of the Notes at any time prior to the Maturity Date, or if previously called for redemption, prior to the business day immediately preceding the date (the "**Redemption Date**") specified in the Redemption Notice (as herein defined). The Holders must provide at least five (5) days prior notice to the Company (the "**Conversion Notice**") of the exercise of their conversion right. Each Note will be convertible into Common Shares at a conversion rate of CDN$0.42 (the "**Conversion Price**") per Common Share. In addition to the applicable number of Common Shares to be received on conversion, each holder of Notes will be entitled to receive the accrued and unpaid interest for the period from the latest interest payment to the date of conversion. Fractional Common Shares will not be issued on any conversion.
Vested Warrants	Each full Vested Warrant will entitle the Holder thereof to purchase one Common Share prior to the Maturity Date or the business day prior to the Redemption Date, as the case may be, at an exercise price of CDN$0.50. The Vested Warrants may be exercised on a "cashless" or "Net exercise" basis at the option of the Holder.
Vesting Warrants	Each full Vesting Warrant is exercisable, subject to vesting upon an Early Redemption as described below, for the purchase of two (2) Common Share at an exercise price of CDN $0.42 per underlying warrant share. Subject to vesting, the Vesting Warrants may be exercised on a "cashless" or "Net exercise" basis at the option of the Holder. If an Early Redemption is never consummated by the Company then the Vesting Warrant will never become exercisable.
Redemption:	**Redemption at Company's Option** – The Company will have the right to redeem all or part of the Notes as described below. After a period of 6 months or 18 months from the Closing, as applicable, the Company will have the right to redeem all or part of the Notes at any time prior to the Maturity Date so long as the Common Shares underlying the Notes may be transferred without restriction. The Company must provide at least thirty (30) days prior notice (the "**Redemption Notice**") to the Holders, (during which period the holders may convert their Notes into Common Shares at the Conversion Price), and the redemption price will be payable in cash.

of the principal amount then outstanding.

Ranking:	The Notes will be subordinated in right of payment of principal and interest to all senior secured debt of the Company and will be pari passu with any other unsecured debt.
Security:	The Notes will be unsecured.
Transfer / Resale:	The Notes, Units, and Common Shares and Warrants underlying the Units will be transferrable subject to restrictions under applicable law, including Canadian and U.S. securities laws and applicable state and provincial securities laws.
Events of Default:	The Indenture in respect of the Notes will contain usual and customary "**Events of Default**" for transactions of this type, including, but not limited to: i. Failure to pay principal or interest when due; ii. Breach of covenants by the Company (after the expiration of a twenty (20) day cure period); iii. Cross default to any other debt or obligation more senior than the Notes that results in the acceleration of a payment obligation of at least CDN$1,000,000; and cross default to any other convertible debt pari passu with the Notes that results in the acceleration of a payment obligation of at least CDN$1,000,000 within 18 months of the Closing Date. iv. Bankruptcy, insolvency or dissolution of the Company; and v. Unpaid judgments in excess of CDN$1,000,000 that are not vacated within twenty (20) days.
Default Interest:	From and during the continuance of an Event of Default (as defined above) the Company will be obligated to pay the holder a post-Default interest rate that is equal to the then current interest rate under the Debenture plus 5.0%.
Warranties and Covenants	The Company shall not issue any additional convertible notes for eighteen (18) months after the Closing Date unless they first offer such notes to the Holders of the Notes. The Notes will also contain covenants (including customary affirmative and negative covenants), anti-dilution provision and other provisions that are customary for transactions of this nature. The Agent and each Holder will not sell short any Common Shares prior to delivery to the Company of a Conversion Notice of their respective Notes into Units.

Make Good:	The Company projects that it will produce at least 60,000 ounces of gold (the "**Production Target**") in its fiscal years ending December 31, 2010 and 2011 combined. If the Company fails to achieve the Production Target, then the annual interest rate of the Notes shall automatically increase by three (3) percentage points, with such increase being applied retroactively beginning on January 15, 2012. If an Investor converts such Investor's Note prior to the date that the Company notifies the Placement Agent of such failure, then such Investor will not be entitled to receive any benefit from the increased annual interest rate. If an investor transfers such Investor's Note, then the right of such Investor to receive such increased interest rate hereunder shall transfer along with the Note to the transferee of the Note. The increase in the annual interest rate of the Notes shall not apply if the Company fails to achieve the Production Target due to (i) a taking by eminent domain, requisitions, laws or orders of the Governmental Bodies in which the Company's mining operations are conducted, or (ii) the Company's failure to obtain, timely or at all, the requisite business licenses necessary to conduct the Company's mining operations from such Governmental Bodies (provided that the Company has used commercially reasonable efforts to timely obtain such business licenses)
Conditions to Closing:	The completion of the transactions contemplated in this term sheet will be subject to conditions which are customary for transactions of this nature, including the following: • approval by the board of directors of the Company; • approval by the TSX and Australian Stock Exchange ("**ASX**") (as noted below) and any other necessary governmental authorities or agencies; • execution of definitive documentation for the transaction, in form and substance satisfactory to the Agent and its legal counsel; • approval of the shareholders of the Company if required by the policies of the TSX; • the raising of the Minimum Amount.
Offering basis:	Offered on a private placement basis in the U.S. to "accredited investors" pursuant to Rule 506 of Regulation D promulgated under the 1933 Act. The Company reserves the right to offer to individuals outside the U.S. in compliance with Regulation D of the 1933 Act.
Agency fee:	In connection with the Closing, the Agent will receive cash in the amount of 8% of the aggregate principal amount of the issued Notes, plus a Warrant exercisable for a number of Common Shares equal to 8% of the aggregate principal amount of the issued Notes divided by CDN$0.42. The exercise price for the Warrant will be equal to CDN$0.50. The Company will be responsible for the Agent's reasonable out-of-pocket expenses related to the offering including, without limitation, travel expenses, photocopying, courier services and attorney's fees, not to exceed US$120,000.00 without prior written

SCHEDULE “D”

FORM OF OPTION AGREEMENT

STOCK OPTION AGREEMENT

THIS AGREEMENT made as of the ● day of ●, 200●,

BETWEEN:

OLYMPUS PACIFIC MINERALS INC., a corporation continued under the laws of the Canada Business Corporations Act, having an office at Suite 500 – 10 King Street East, Toronto, Ontario M5C 1C3

(the “Corporation”)
OF THE FIRST PART
AND:

●, of ●

(the “Optionee”)
OF THE SECOND PART

WHEREAS the Optionee is a director, officer, consultant or employee of the Corporation;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of good and valuable consideration by the Optionee to the Corporation (the receipt of which is hereby acknowledged by the Corporation) it is agreed by and between the parties hereto as follows:

1.
In this Agreement the term “Share” or “Shares” shall mean, as the case may be, one or more common voting shares without par value in the capital, as the same is constituted at the date of this Agreement, of the Corporation.

2.
The Corporation hereby grants to the Optionee, subject to the terms and conditions hereinafter set out, an irrevocable option to purchase ● shares from the treasury of the Corporation (the “Option”) at any time or from time to time up until the Option or this Agreement expires or otherwise ceases or terminates as hereinafter provided, common shares of the Corporation (the “Optioned Shares”), at the price of $● per Optioned Share.

3.
The Optionee shall, subject to the terms and conditions set out herein ●[and the vesting provisions provided in Schedule “A”], have the right to exercise the Option, on or before the close of business of the Corporation’s office at the above address on April 1, 2015, (such time and date being hereinafter called the “Expiry Time”), but at the Expiry Time the Option shall forthwith expire and terminate and be of no further force and effect whatsoever as to such of the Optioned Shares in respect of which such Option has not previously been exercised.

4.
In the event of the death of the Optionee on or prior to the Expiry Time while still an executive of, or while in the employment of, the Corporation or a subsidiary of the Corporation, the Option may be exercised (as to such of the Optioned Shares in respect of which such option has not previously been exercised) by the legal personal representatives of the Optionee at any time up to and including (but not after) the earlier of:

(a)	the Expiry Time; and

(b)	the time of the close of business of the Corporation’s office at its address above on the date which is one year following the date of death of the Optionee;

provided that at the earlier of such times the Option shall forthwith expire and terminate and be of no further force or effect whatsoever  as to such of the Optioned Shares in respect of such Option has not previously been exercised.

5.
In the event the Optionee is terminated for cause, removed from office or disqualified from being a director by law, the Option will terminate forthwith. In the event the Optionee ceases to be employed or retained by the Corporation or a subsidiary of the Corporation, as the case may be, otherwise than by reason of death or termination for cause, or if the Optionee ceases to be a director, officer, executive or employee other than by reason of death, removal or disqualification or if the Optionee is a consultant to the Corporation or a subsidiary but ceases to perform services as such prior to the Expiry Time, or in the event of the sale by the Corporation of all or substantially all the property and assets of the Corporation as an entirety (a “Sale”) prior to the Expiry Time, the Option may be exercised, (as to such of the Optioned Shares in respect of which such Option ●[vested and] has not previously been exercised), by the Optionee at any time up to and including (but not after) the earlier of:

(a)	the Expiry Time;

(b)
the time of the close of business of the Corporation’s office at its address above on the date which is ninety (90) days following the date of such resignation or discharge or cessation becoming effective; unless the Board, in its sole discretion, determines to amend the Option to provide for a longer period (however shareholder approval is required to be obtained should this cause the Option held by an Optionee who is an insider of the Corporation to be extended beyond its original expiry (the “Shareholder Approval Requirement”);

(c)	the date provided for in any employment or consulting agreement between the Optionee and the Corporation or a subsidiary of the Corporation, subject to any Shareholder Approval Requirement; and

(d)	the time of the close of business of the Corporation’s office at its address above on the date which is ten (10) days following the date of the completion of such Sale;

as the case may be, provided that in such earlier time the Option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such Option has not previously been exercised.

6.
Subject to the provisions of this Agreement, the Option shall be exercisable at any time or from time to time as aforesaid by the Optionee or his/her legal personal representatives delivering a notice in writing addressed to the Corporation at its principal office in the City of Toronto, Ontario which notice shall specify the number of Optioned Shares in respect of which this Option is then being exercised and which notice shall be accompanied by payment, by cash or certified cheque, in full, of the purchase price for the number of Optioned Shares specified therein, whereupon the Corporation shall forthwith cause the transfer agent and registrar of the Corporation to deliver to the Optionee or his legal personal representatives (or as the Optionee or his/her legal personal representatives may otherwise direct in the notice of exercise of option) within ten (10) days following receipt by the Corporation of any such notice of exercise of option a certificate or certificates, or as he/she or they may have otherwise directed, representing in the aggregate such number of Optioned Shares as the Optionee or his/her legal personal representatives shall have then paid for and as are specified in such notice in writing.

7.
Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised his Option to purchase hereunder in the manner hereinbefore provided.

8.
In the event of any and all reorganizations of the capital stock of the Corporation at any time hereafter (but prior to any time at which the Option shall expire and terminate) which result in the subdivision, consolidation or redesignation of the shares of the Corporation, then this Option shall, upon the reorganizations becoming effective, be deemed to be varied to apply to the number and type of such reorganized shares as would have resulted from the conversion of the Optioned Shares in respect of which the option hereby granted has not then been exercised if such Optioned Shares had been issued and outstanding prior to and had been converted pursuant to all such reorganizations, and the purchase price upon any exercise thereafter of the Option for each reorganized share or part thereof into which an Optioned Share or part thereof would so have been converted shall be a proportionate part of the price which would have been paid for such Optioned Share upon such exercise if such reorganizations had not occurred.

9.
The Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares in respect of which the Optionee shall have exercised his Option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

10.	Time shall be of the essence of this Agreement.

11.
This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Optionee and his/her legal personal representatives to the extent hereinbefore limited, but this Agreement shall not be assignable by the Optionee or his/her legal personal representatives.

12.
This Option is granted under and is subject to the Corporation’s Stock Option Plan, the terms of which were approved by the Toronto Stock Exchange (the “TSX”) subject to the approval by the Corporation’s shareholders, which was received on June 7, 2007 and in the event of any discrepancy, the provisions of the Stock Option Plan will prevail.

13.	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

14.
By signing this Agreement the Optionee hereby provides his/her written consent to the disclosure of personal information by the Company to the TSX as defined in Schedule “B” attached hereto and to the collection, use and disclosure of personal information by the TSX for the purposes described in Schedule “B” attached hereto.

15.	The Option is hereby granted to the Optionee in his/her capacity as a director, officer, consultant or employee of the Corporation.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto, as of the day and year first above written.

OLYMPUS PACIFIC MINERALS INC. Per: Authorized Signatory	) ) ) ) ) )

EXECUTED AND DELIVERED by the Optionee in the presence of: Name Address Occupation	) ) ) ) ) ) ) ) ) ) ) ) ) )	●

[SCHEDULE “A” TO STOCK OPTION AGREEMENT

VESTING PROVISION

The Option will vest in thirds as follows

One-third vesting immediately upon grant date;

Second third vesting after one year from grant date: and

Final third vesting after two years from grant date.

SCHEDULE “B” TO STOCK OPTION AGREEMENT
ACKNOWLEDGEMENT – PERSONAL INFORMATION

TSX Inc. and its affiliates, their authorized agents, subsidiaries and divisions, including Toronto Stock Exchange and TSX Venture Exchange (collectively referred to as “the Exchange”) collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•	to conduct background checks,

•	to verify the Personal Information that has been provided about each individual,

•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,

•	to consider the eligibility of the Issuer or Applicant to list on the Exchange,

•	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,

•	to conduct enforcement proceedings, and

•
to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services.  In this regard, the Exchange may share the information with such third party service providers.

SCHEDULE “E”

AUDIT COMMITTEE INFORMATION

The Audit Committee’s Charter

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached herein as Appendix “I”.

Audit Committee Composition and Background

The Audit Committee is comprised of Jon Morda (Chairman), Les Robinson and Douglas Willock.  All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Jon Morda: Mr. Morda is a Chartered Accountant, the CFO of Alamos Gold Inc., a publicly traded corporation listed on the Toronto Stock Exchange (TSX, symbol AGI) and has over 20 years’ experience.

Les Robinson:  Mr. Robinson has  20 years’ experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work.

Douglas Willock:  Mr. Willock is the President and CEO of  Polar Star Mining Corporation, a publicly traded corporation listed on the TSX Venture Exchange (TSXV, symbol PSR) and has over 20 years’ experience in the investment banking industry.

The Board of Directors has determined that Jon Morda is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the American Stock Exchange Company Guide.  Mr. Morda is a Chartered Accountant.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2,3.4 or 3.5 of National Instrument 52-110 Audit Committees (“NI 52-110”).  No non-audit services were approved pursuant to a de minimum exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor.  Prior to granting any pre-approval, the audit committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2009 and December 31, 2008 have  been pre-approved by the Audit Committee.

Independent Auditor’s Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees (3)	All Other Fees(4)
2009	$247,000 -$272,000	$355,671	Nil	Nil
2008	$125,000	Nil	Nil	Nil

(1)	The aggregate audit fees billed.

(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are no included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

The Audit Committee must approve in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors and, as necessary, taking or recommending that the Board take appropriate action to oversee the independence of the auditors.

APPENDIX I TO SCHEDULE “E”

OLYMPUS PACIFIC MINERALS INC.

(the "Company")

AUDIT COMMITTEE

CHARTER

I. Purpose

The primary objective of the Audit Committee (the "Committee") of the Company is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company's compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

II. Organization

The Committee shall consist of three or more directors of the Company and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Audit Committee Charter
March 23, 2005

Approved Jan 29/07, Submitted for re-approval Nov 8/06

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, the Company's financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may be the Company's Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company's accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a) Auditors

1. Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company's annual meeting and

Audit Committee Charter
March 23, 2005
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2

the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2. When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3. Review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, and general audit approach.

4. Review on an annual basis the performance of the Auditors, including the lead audit partner.

5. Take reasonable steps to confirm the independence of the Auditors, which include:

   (a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

   (b) Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

6. Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7. Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB

Audit Committee Charter
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and such other comparable bodies; and (ii) responding to any other reasonable request of the Audit Committee for confirmation as to their qualifications to act as the Company's Auditors.

8. Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9. Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10. Receive all recommendations and explanations which the Auditors place before the Committee.

(b) Financial Statements and Financial Information

11. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's audited financial statements be included in the Company's annual reports distributed and filed under applicable laws and regulatory requirements.

12. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim financial statements, including management's discussion and analysis, and the Auditor's review of interim financial statements, prior to filing or distribution of such statements.

13. Review any earnings press releases of the Company before the Company publicly discloses this information.

14. Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.

15. Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

    (a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;

    (b) the management letter provided by the Auditor and the Company's response to that letter; and

    (c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

Audit Committee Charter
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16. Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

17. Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company's annual proxy statement.

(c) Ongoing Reviews and Discussions with Management and Others

18. Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company's financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

19. Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.

20. Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.

21. Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

22. Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

Audit Committee Charter
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23. Enquire of the Company's financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

24. Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

25. Review and discuss with management any earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

26. Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

27. Review and discuss with management the Company's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

(d) Risk Management and Internal Controls

28. Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Company's financial and accounting group and the responsibilities, budget and staffing needs of such group.

29. Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review and assess the effectiveness of such systems

30. Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

31. In consultation with the Auditors and management, review the adequacy of the Company's internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.

Audit Committee Charter
March 23, 2005
Approved Jan 29/07, Submitted for re-approval Nov8/06
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32. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

33. Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting and (ii) the Auditors' attestation, and report, on the assessment made by management.

34. Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f) Other Responsibilities

35. Create an agenda for the ensuing year and confirm a timetable for the Audit Committee for the ensuing year.

36. Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

37. Review and approve (a) any change or waiver in the Company's code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

38. Establish, review and approve policies for the hiring of employees or former employees of the Company's Auditors.

39. Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

40. Review its own performance annually, seeking input from management and the Board.

41. Perform any other activities consistent with this Charter, the Company's articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may

Audit Committee Charter
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require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

VI. Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company's outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

Audit Committee Charter
March 23, 2005
Approved Jan 29/07, Submitted for re-approval Nov8/06
8